EXHIBIT 3.3

Certificate of Formation

of

Capital GP L.L.C.

Under Section 9 of The Marshall Islands Limited Liability Company Act

1.                                      The name of the Limited Liability Company is: Capital GP L.L.C.

2.                                      The address of its registered agent in the Marshall Islands is Trust Company Complex, Ajeltake Islands, Ajeltake Road, Majuro, Marshall Islands MH 96960. The name of its registered agent at such address is The Trust Company of the Marshall Islands, Inc.

3.                                      The formation date of the Limited Liability Company is the date of the filing of this Certificate of Formation with the Registrar of Corporations.

WHEREFORE, the undersigned has executed this Certificate of Formation on the 16th day of January, 2007.

/s/ Daniel C. Rodgers
Daniel C. Rodgers
Authorized Person